SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 18)

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common Stock
(Title of Class of Securities)

                                                                            ________253651103_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ November 9, 2018________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,302,490 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,302,490 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,302,490 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.71%
14	Type of reporting person (SEE INSTRUCTIONS) IA

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,867,488 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,565,988 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,565,988 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 8.63%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Teton Advisors, Inc. I.D. No. 13-4008049
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of investment advisory client.
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 507,084 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 507,084 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 507,084 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.67%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 37,998 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 37,998 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 37,998 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.05%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No.  253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 35,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 35,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 35,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.05%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 35,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 35,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 35,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.05%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 253651103
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Funds of a Private Entity
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 5,400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 5,400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 18 to Schedule 13D on the Common Stock of Diebold Nixdorf, Incorporated (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on April 10, 2008.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli & Company Investment Advisers, Inc. ("GCIA"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to the Gabelli Media Mogul NextSharesTM, the Gabelli Food of All Nations NextSharesTM, the RBI NextSharesTM, and the Gabelli Pet Parents' Fund NextSharesTM, and The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $1,822,246 to purchase the Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. GAMCO used approximately $1,313,197 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients.  Teton Advisors used approximately $429,113 of funds of investment advisory clients to purchase the additional Securities reported by it. Gabelli Foundation used approximately $59,188 of funds of a private entity to purchase the additional Securities reported by it. GGCP used approximately $20,748 of working capital to purchase the additional Securities reported by it.

Item 4.                   Purpose of Transaction
                Item 4 to Schedule 13D is amended, in pertinent part, as follows:
               On September 20, 2018, GAMCO, on behalf of its investment advisory clients, announced that in light of the upcoming November 14th deadline to submit director nominations for consideration at the Issuer's 2019 Annual Meeting of Shareholders it was evaluating all options.
                                GAMCO is currently evaluating three highly-qualified candidates to serve shareholders on the Issuer's Board of Directors.  GAMCO intends on moving forward with the nomination of at least two of these candidates in accordance with the procedures outlined in the Issuer's Code of Regulations.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 8,491,960 shares, representing 11.16% of the approximately 76,124,266  shares outstanding as reported by the Issuer in its most recently filed Form 10-Q for the quarterly period ended September 30, 2018. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	1,302,490	1.71%
GAMCO	6,565,988	8.63%
GCIA	2,500	0.00%
Foundation	35,000	0.05%
Teton Advisors	507,084	0.67%
Mario Gabelli	5,400	0.01%
MJG Associates	37,998	0.05%
GGCP	35,000	0.05%
AC	500	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 698,500 of its reported shares,  (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2018

GGCP, INC.
MARIO J. GABELLI
GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

.
GABELLI FUNDS, LLC
TETON ADVISORS, INC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
    Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

Schedule I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker Kieran Caterina Diane LaPointe	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Co-Chief Accounting Officer Co-Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Francis J. Conroy	Special Assistant to CEO, Secretary
Silvio A. Berni	Chief Financial and Accounting Officer, Vice President Corporate Development and Controller, Assistant Secretary

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Stephen G. Bondi Nicholas F. Galluccio Vincent J. Amabile John M. Tesoro, CPA Aaron J. Feingold, M.D.	Chairman of the Board Chief Executive Officer and President Founder- Amabile Partners Retired Partner – KPMG LLP President and Founder – Raritan Bay Cardiology Group
Officers:
Nicholas F. Galluccio Michael J. Mancuso Tiffany Hayden	See above Chief Financial Officer Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Officers:
Mario J. Gabelli Douglas R. Jamieson Francis J. Conroy Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Interim Chief Financial Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson Francis J. Conroy John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Chief Financial Officer Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Maria Gigi	President Controller and Financial Operations Principal
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald David Goldman Josephine D. LaFauci	Vice President Secretary Assistant Secretary Assistant Secretary Assistant Secretary Chief Compliance Officer

                                                SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)
 COMMON STOCK-DIEBOLD NIXDORF, INCORPORATED
          GABELLI FOUNDATION, INC.
                      10/31/18            9,500             3.9491
                      10/29/18            1,500             3.7200
                      10/19/18            4,000             4.0228
          MJG ASSOCIATES, INC.
                      11/05/18            6,600-            4.4326
                      11/05/18            7,000             4.4366
                      11/05/18            6,600             4.4326
                      10/05/18            7,000-            4.1646
                       9/12/18              498             4.8318
                       9/12/18              498-            4.8318
          GABELLI INTERNATIONAL LIMITED
                      10/22/18            3,000-            3.9597
          GAMCO ASSET MANAGEMENT INC.
                      11/08/18           50,000             4.7170
                      11/08/18            1,500-            4.8114
                      11/08/18            8,000-            4.7681
                      11/08/18            3,046             4.7300
                      11/08/18            9,100             4.7375
                      11/08/18           88,500             4.7556
                      11/08/18            1,000             4.7937
                      11/08/18            2,800             4.7800
                      11/08/18              200             4.7899
                      11/08/18            1,200             4.7900
                      11/08/18            1,000             4.7925
                      11/08/18              600-            4.7200
                      11/07/18            2,000             4.6880
                      11/07/18           12,700-            4.8063
                      11/07/18           10,000             4.7892
                      11/07/18           12,354             4.7300
                      11/07/18           49,400             4.7158
                      11/07/18            1,000-            4.8000
                      11/06/18            2,500             4.5700
                      11/06/18              500-            4.5501
                      11/06/18            4,200-            4.5971
                      11/06/18            8,000-            4.6800
                      11/06/18              300-            4.6845
                      11/06/18              600-            4.6001
                      11/06/18           40,500             4.6123
                      11/06/18              300-            4.5500
                      11/05/18            5,000             4.3964
                      11/05/18            8,400-            4.2690
                      11/05/18            8,000-            4.5327
                      11/05/18            1,800-            4.5700
                      11/05/18            5,000             4.2500
                      11/05/18           12,000-            4.3187
                      11/02/18           34,000             4.3186
                      11/02/18            1,500             4.1997
                      11/02/18            4,000-            4.3104
                      11/02/18           13,100-            4.2762
                      11/02/18              800-            4.4100
                      11/01/18            3,000-             *DO
                      11/01/18            4,000             4.1859
                      11/01/18           15,100-            4.2483
                      11/01/18            4,000             4.2459
                      10/31/18              146-            3.8700
                      10/31/18            7,932-            3.8703
                      10/31/18              440-            3.8474
                      10/31/18                7-            3.8471
                      10/31/18                6-            3.8467
                      10/31/18               14-            3.8707
                      10/31/18            2,500             4.0100
                      10/31/18           16,500             3.9792
                      10/31/18           17,000             3.9400
                      10/31/18            2,000-            4.2400
                      10/31/18            3,500-            4.2224
                      10/31/18           12,000-            4.2015
                      10/31/18           20,000-            3.9951
                      10/31/18            2,500-            3.7380
                      10/31/18               46-            3.8702
                      10/31/18              143-            3.8705
                      10/31/18              458-            3.8475
                      10/31/18               12-            3.8708
                      10/31/18           12,636-            3.8704
                      10/30/18            3,000             3.6094
                      10/30/18            1,000-            3.5915
                      10/30/18            6,400-            3.6365
                      10/29/18            4,500             3.7474
                      10/29/18            4,500             3.7600
                      10/29/18            3,500             3.7650
                      10/29/18           20,317-            3.5314
                      10/26/18            1,700-            3.8047
                      10/26/18            8,000-            3.8000
                      10/26/18            1,000-            3.5815
                      10/26/18           24,000-             *DO
                      10/26/18            5,000             3.7200
                      10/26/18            7,900             3.6996
                      10/26/18            2,000             3.5095
                      10/25/18              200-            3.6901
                      10/25/18            1,000             3.6422
                      10/25/18            1,000-            3.6974
                      10/24/18              200             3.6601
                      10/24/18              200-            3.6601
                      10/24/18            5,300             3.7583
                      10/24/18            1,300             3.7369
                      10/24/18              275             3.6372
                      10/24/18            3,000             3.6900
                      10/24/18            1,500             3.6871
                      10/24/18            3,000             3.6400
                      10/24/18              727-             *DO
                      10/24/18            7,200-            3.6802
                      10/24/18            2,000-            3.6801
                      10/24/18           17,200             3.6913
                      10/24/18            2,200-            3.6701
                      10/24/18            1,200-            3.6601
                      10/24/18            1,600-            3.6501
                      10/24/18              200-            3.6436
                      10/23/18           21,200             3.7843
                      10/23/18           37,200             3.8109
                      10/23/18              400             3.8450
                      10/23/18            4,100-            3.8181
                      10/23/18            4,000             3.6855
                      10/23/18            1,000             3.6785
                      10/23/18            3,000-             *DO
                      10/22/18            2,500-            3.8909
                      10/22/18           10,000             3.9625
                      10/22/18            1,500             3.9458
                      10/22/18            3,600             4.1500
                      10/22/18           11,900             4.0845
                      10/22/18              900             4.0800
                      10/22/18            3,800-            3.9709
                      10/19/18           15,000-            4.0500
                      10/19/18            1,000-            4.0406
                      10/19/18            1,000-            4.1200
                      10/19/18            8,100-            4.0626
                      10/19/18            2,000             4.1250
                      10/19/18            2,000             4.1071
                      10/19/18            1,500             3.9800
                      10/19/18            5,000             4.0774
                      10/19/18           28,300             4.0642
                      10/19/18            4,000             4.0598
                      10/18/18            5,000-            4.0500
                      10/18/18            9,000             4.0133
                      10/18/18            8,200-            4.0900
                      10/18/18            2,000             4.0100
                      10/17/18            4,000-             *DO
                      10/17/18            6,800-            3.9547
                      10/17/18              980             3.9478
                      10/17/18           10,000-            3.9379
                      10/17/18            5,000             4.0999
                      10/16/18           16,000             3.8175
                      10/16/18            6,000-            3.8388
                      10/16/18            2,500-            3.8231
                      10/16/18            4,500             3.8687
                      10/15/18           19,500-            3.7405
                      10/15/18            1,500-            3.7600
                      10/12/18            5,000-            3.8119
                      10/12/18            1,500-            3.7231
                      10/12/18            1,000             3.9900
                      10/11/18              243-            3.8900
                      10/11/18              362-            3.8925
                      10/11/18            1,687-            3.8926
                      10/11/18              283-            3.8924
                      10/11/18           11,800-            3.9182
                      10/11/18            5,600-            3.9000
                      10/11/18            3,000-            3.8657
                      10/11/18            1,873-            3.8927
                      10/10/18            6,000             4.3156
                      10/10/18            5,000-            4.2500
                      10/10/18              800-            4.2832
                      10/10/18            6,500-            4.3316
                      10/10/18            8,000             4.3651
                      10/10/18            1,000             4.3499
                      10/09/18            5,400             4.2300
                      10/09/18           13,000             4.1976
                      10/09/18            6,874             4.2136
                      10/09/18              700             4.3000
                      10/09/18            2,000             4.1750
                      10/09/18            1,000-            4.2200
                      10/08/18            5,126             4.2176
                      10/08/18           13,800-            4.3767
                      10/08/18            1,000-            4.3678
                      10/08/18            3,600             4.2744
                      10/08/18              100             4.2000
                      10/08/18              300-            4.4036
                      10/08/18            2,000             4.3225
                      10/05/18            9,300             4.1583
                      10/05/18            1,000-            4.0800
                      10/05/18            2,000             4.1500
                      10/05/18            8,000-            4.1924
                      10/05/18              900             4.1997
                      10/05/18            2,000             4.2499
          GGCP, INC
                      11/02/18            5,000             4.1496
          TETON ADVISORS, INC
                      11/02/18           10,000             4.1955
                      10/26/18            5,000             3.5900
                      10/25/18            5,000             3.6900
                      10/23/18            5,000             3.8810
                      10/19/18            5,000             4.0093
                      10/18/18            5,000             4.0878
                      10/17/18           10,000             3.8700
                      10/16/18            2,701             3.6450
                      10/16/18           10,000             3.5982
                      10/12/18            3,000             3.7271
                      10/12/18           10,000             3.9077
                      10/12/18           10,000             3.9439
                      10/11/18            5,000             4.1600
                      10/11/18            3,000             3.8558
                      10/10/18           10,000             4.3485
                      10/05/18           10,000             4.0790

           GABELLI FUNDS, LLC.
               GABELLI FOCUS FIVE FUND
                      11/07/18           25,000-            4.7310
                      11/05/18           25,000-            4.5516
                      11/02/18           25,000-            4.2672
                      11/01/18           25,000-            4.3305
                      10/31/18           45,000-            4.0675
                      10/26/18           15,000-            3.7082
                      10/19/18           20,000-            4.1151
               GABELLI GLOBAL MINI MITES FUND
                      10/23/18              200             3.6799
                      10/18/18              500             4.0190
                      10/05/18              500             4.2148
               GABELLI VALUE PLUS+ TRUST
                      11/02/18            4,000             4.1680
                      10/18/18           10,000             4.0696
                      10/10/18            4,000-            4.3109
               GABELLI SMALL CAP GROWTH FUND
                      11/08/18            6,900-            4.7553
               GABELLI EQUITY TRUST
                      11/07/18           30,000-            4.8135
                      11/05/18           50,000-            4.5640
                      10/23/18           20,000-            3.8543
                      10/19/18           24,000-            4.0721
                      10/19/18           25,000             4.0925
                      10/19/18           12,000             4.0721
               GABELLI DIVIDEND & INCOME TRUST
                      10/24/18           20,000-            3.6900
               GAMCO ALL CAP VALUE
                      10/26/18            3,000             3.7293
               GABELLI ABC FUND
                      10/10/18           10,000-            4.3088
                      10/10/18            5,000             4.3088
          MARIO J. GABELLI
                      10/11/18            1,000-            3.9363
9/25/18              800-            4.6236
                       9/25/18              800             4.6235

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.